Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Three months	Three months
	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	March 31,	March 31,
	2013	2012	2011	2013	2012

Earnings: (1)
Net income	$137,102	$137,975	$122,874	$55,145	$56,018
Income taxes	85,143	85,301	82,859	34,230	34,388
Fixed Charges (See below) (2)	72,003	71,862	80,650	17,939	17,798
Total adjusted earnings	$294,248	$295,138	$286,383	$107,314	$108,204
Fixed charges: (2)
Total interest expense	$71,613	$71,475	$80,281	$17,851	$17,713
Interest component of rents	390	387	369	88	85
Total fixed charges	$72,003	$71,862	$80,650	$17,939	$17,798

Ratio of earnings to fixed charges	4.1	4.1	3.6	6.0	6.1

(1) For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges.

(2) Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.